
LEGION PARTNERS

March 6, 2023

Dear Fellow Shareholders,

Legion Partners Asset Management, LLC (together with its affiliates, "Legion Partners" or "we") is a significant shareholder of Primo Water Corporation (TSX/NYSE: PRMW) ("Primo" or the "Company"), with a beneficial ownership position of approximately 1.5% of the Company's outstanding shares.

We have attempted to meaningfully engage with the Primo management team on multiple occasions around accelerating growth and improving profitability but have seen little action taken by the Company's Board of Directors (the "Board"). We believe this lack of progress is a symptom of a stale Board that lacks the skills required to drive significant performance improvement and has enabled a culture of complacency at the highest levels of the Company. Rather than seeking the expertise required for Primo to flourish, this Board has been a landing spot for its ex-CEOs and a comfortable board role for long-tenured directors with little relevant experience or personal investment in the Company. With an average director's tenure of more than nine years, and a history of underperformance, we believe that substantial shareholder-driven change in the boardroom is long overdue and necessary at the 2023 annual meeting of shareholders ("2023 Annual Meeting") in order for Primo to achieve its full potential. This is why we have nominated four highly-qualified, independent candidates for election to the Board at the 2023 Annual Meeting.

While we are concerned about Primo's past performance, we are very excited about Primo's future. We believe Primo has attractive end markets in the water business and a strong market position in the United States. Further, Primo's multiple consumer price points offer its customers access to a variety of hydration options to fit any budget. We believe that over the next decade households could increasingly turn to Primo for their hydration needs as municipal water sources are woefully in need of repair given that unsafe drinking water unfortunately generates new headlines with an alarming frequency. The market opportunity for Primo has never been stronger and the right Board is needed to capitalize on it.

The disconnect between the underlying value of Primo's assets and its share price is why we have invested in the Company in the past. Notably, we originally invested in Primo before the Company was sold to Cott Corporation in 2020. We believe the sale was made at least in part to spare the previous Board the looming proxy fight with Legion Partners, and that the sale price was at a significant discount to the Company's intrinsic value.

This initial letter details what has gone wrong at Primo and why substantial change is desperately needed. Over the upcoming weeks, our nominees intend to detail their ideas and release an operational critique of the issues hindering Primo's performance. We firmly believe that if our nominees are elected and their ideas are fully implemented, Primo may be able to triple its share price over the next five years, and produce EBITDA of over $630 million in fiscal 2027. We believe this level of profitability is possible by achieving a 22% adjusted EBITDA margin (compared to 19% in 2022), monetizing non-core assets, tactically shrinking working capital and implementing a prudent capital spending program such that the return on invested capital ("ROIC") of Primo expands to 12% from its current level below 5%.



The Board Has Presided Over Long-Term Share Price Underperformance

Legion Partners believes its case for meaningful change is validated by Primo's perpetual underperformance – over several time periods – relative to its various peer groups, the Russell 2000 Index and the S&P 500 Index.

	Share Price Performance (Total Shareholder Returns Include Dividends)		
	1 Year	3 Year	5 Year
PRMW	**(10%)**	**21%**	**1%**
Legion-Selected Peers (1)	**(2%)**	**43%**	**84%**
Company-Selected Peers (2)	**(15%)**	**31%**	**66%**
ISS Peers (3)	**(13%)**	**22%**	**52%**
Russell 2000 Index	**(21%)**	**10%**	**22%**
S&P 500	**(18%)**	**25%**	**57%**
PRMW Relative Performance:			
Legion-Selected Peers (1)	**(7%)**	**(22%)**	**(83%)**
Company-Selected Peers (2)	**5%**	**(10%)**	**(65%)**
ISS Peers (3)	**4%**	**(1%)**	**(51%)**
Russell 2000 Index	**11%**	**11%**	**(21%)**
S&P 500	**9%**	**(4%)**	**(56%)**

Source: Company SEC Filings, Capital IQ as of 12/30/2022
(1) Legion-Selected Peers include FIZZ, AQUA, XYL, PNR, PEP, KO, KDP, CWST, CLH, RSG, WCN, WM, ARMK, CTAS, UNF, LSE:RTO, ROL, CHE.
(2) Company-Selected Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, RRX, ZWS, SRCL, TTEK, WTS.
(3) ISS Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, ZWS, SRCL, TTEK, WTS, CXW, HCSG, CR, SAM.

The Board Has Presided Over Long-Term Operating Underperformance

Primo's ROIC has been particularly poor for years. We believe the incumbent directors have failed to effectively guide management and hold it accountable for these poor results. Primo has been a prolific destroyer of value for years given that its ROIC has not once exceeded its weighted average cost of capital ("WACC"), which we calculate at 7%. As we will discuss in more detail later, this point is particularly important since Primo is deploying over $200 million of shareholder capital annually for both capital expenditures and acquisitions, all of which continue to be deployed at an unacceptably low level of return.

	Fiscal Year				
($mm)	**2018**	**2019**	**2020**	**2021**	**2022**
Net Sales	$1,791	$1,795	$1,954	$2,073	$2,215
Gross Profit	$1,024	$1,061	$1,114	$1,157	$1,293
Gross Margin %	*57.2%*	*59.1%*	*57.0%*	*55.8%*	*58.4%*
SG&A	$955	$962	$1,007	$1,034	$1,151
% of Net Sales	*53.3%*	*53.6%*	*51.5%*	*49.9%*	*52.0%*
NOPAT (1)	$77	$95	$103	$114	$122
Average Invested Capital	$2,449	$2,355	$2,535	$2,728	$2,713
ROIC (2)	3.1%	4.0%	4.1%	4.2%	4.5%

Source: Company SEC Filings, Legion Partners' Estimates.
(1) Net Operating Profit After Tax ("NOPAT") = Reported Operating Profit – Tax Expenses. Assumes consistent tax rate of 10%.
(2) ROIC is defined as: ROIC = NOPAT / Average Net Debt & Shareholders Equity.



Primo's management predicted in 2022 that ROIC would begin to materially improve after years of sub-par execution:

> *"Our long-term organic revenue growth outlook is compelling, and we remain confident in our outlook for 2024 as we forecast high single-digit annual organic revenue growth, an updated 2024 outlook to reflect an increase in adjusted EBITDA to approximately $530 million based on our strong performance in 2022, adjusted EBITDA margins of approximately 21%, adjusted EPS of $1.10 to $1.20 per share, net leverage of less than 2.5x and* **ROIC greater than 12%.** *" – CEO Tom Harrington Speaking on Primo's Third Quarter Earnings Conference Call on November 10, 2022 (emphasis added).*

However, since that time, Primo's management has not mentioned the 12% 2024 ROIC target in either presentation materials or in prepared remarks. We suspect this is because management has determined that it is highly unlikely that they can achieve this level of performance. Instead, the 12% ROIC target became part of a "Long-Term Growth Algorithm Outlook" in the 2023 ICR Presentation from January 2023, and then it was dropped altogether from any mention on Primo's Fourth Quarter 2022 earnings call on February 23, 2023. Interestingly, Primo's team forgot to remove the reference to the targeted 2024 ROIC performance metric from their disclaimer in their Fourth Quarter 2022 earnings presentation:

> *"With respect to the Company's expectations of its performance, the Company's reconciliations of Q1 2023 and full year 2023 estimated Adjusted EBITDA, along with* **targeted 2024 Adjusted EBITDA, Adjusted EBITDA margin, net leverage, adjusted EPS, and ROIC** *are not available, as the Company is unable to quantify certain amounts to the degree of precision that would be required in the relevant GAAP measures without unreasonable efforts." – Page 2 of Primo's Fourth Quarter 2022 earnings presentation from February 23, 2023 (emphasis added).*

This seems to indicate that they once intended to hit the ROIC metric for 2024, but have since realized that they are underperforming and would rather not discuss this metric any further.

We Have Serious Concerns with the Board's Oversight of Customer Growth as an Expanding Consumer Market Has Not Translated to Promised Growth at the Company

As we noted at the outset, Primo has an excellent set of assets focused on a growing consumer market. In fact, Primo's management team often touts the growth in the industry.



Source: Company Presentation dated January 9, 2023, Beverage Marketing Corporation.



While we believe that Primo's assertion that its end market is growing, this does not seem to be translating into any significant growth of any of Primo's customer or location metrics. Primo operates several different primary platforms for consumers to access its water:

- Home and Office Water delivery (Primo calls this "Water Direct") – this is where customers are serviced by a network of trucks and drivers who deliver to end customer residential and commercial locations. In our view, growth in the business can be tracked through customer counts.

- Exchange (Primo calls this "Water Exchange") – this service is comprised of racks at retail locations where consumers come and return a consumed water jug (generally five gallon) for a new pre-filled water jug. We believe growth of this activity can be tracked in exchange locations.

- Refill (Primo calls this "Water Refill") – this service is the most affordable consumer offering and is comprised of a network of refill machines where consumers refill their own water jug (generally five gallon) using a refill machine that is generally located either inside or outside a retailer location. We believe growth of this activity can be tracked in refill locations.

Primo also sells dispensers at retailer locations, which is a critically important element of its strategy as they are viewed as the "razor" in Primo's razor/razorblade approach. Generally, these dispensers are sold at nearly no profit as the goal is to place as many of these into service as possible to hopefully drive recurring sales of high margin water. We have tracked the growth of this activity in dispenser retail locations.

When we look at customer and location growth, it is notable that Primo has experienced customer declines for Water Direct and limited location growth for Water Exchange, Water Refill and its dispenser product sales since acquiring these businesses in 2020. In fact, on the day of the acquisition announcement, Water Refill, with its 23,100 locations, was touted in the presentation materials as a "significant location growth opportunity." Unfortunately, it appears little of this vision has been realized.

	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022
Water Direct (Customers)	2,500,000	2,300,000	2,300,000	2,300,000	2,200,000
Water Exchange (Locations)	13,200	13,800	13,000	13,000	17,500
Water Refill (Locations)	24,900	23,100	22,000	22,000	23,500
Water Dispensers (Retail Locations)	7,300	8,700	10,000	10,000	10,000

Source: Company SEC Filings, Company Presentations and Press Releases.

Primo has expended significant capital attempting to build its base of Water Direct customers, but with highly unsatisfactory results. The Company has executed over 120 tuck-in acquisitions since 2014 and over 70 since 2018, primarily to inorganically grow its Water Direct business. We estimate that Primo has spent around $220 million on tuck-in acquisitions since 2018. Primo's management publicly touts this strategy as "executing on highly accretive tuck in acquisitions."



Source: Company Presentation.



However, this has translated into near zero customer growth as Primo has been unable to sustainably grow Water Direct customers. Instead, we are concerned that Primo has been using its tuck-in acquisition program to cover up how awful its real organic customer count growth metrics look for Water Direct. We've asked Primo's management team for organic data on customers repeatedly and they have refused to answer this question. To further highlight how embarrassing Water Direct customer growth is for Primo, the management team did not even provide a number for Water Direct customers in the Fourth Quarter Earnings Presentation on February 23, 2023, after providing the metric at the ICR Conference presentation in January 2023 and in their Third Quarter Earnings Presentation on November 10, 2022.

Legion Partners highlighted the lack of location growth for Water Exchange, Water Refill and dispenser products in its press release on September 17, 2019:

As recently as 2017, the management of Legacy Primo stated its belief that there were a large number of retail locations for future growth:

> *"We believe there are over 250,000 major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange or Dispensers products." – Primo's 2017 10-K.*

Primo had 46,000 locations in 2017 – therefore, the 2017 10-K statement implied 200,000 potential locations to be added. Yet, merely a year later, management characterized the opportunity as significantly smaller at 50,000 – roughly 150,000 locations disappeared:

> *"We believe there are over 50,000 additional major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange and Dispensers products." – Primo's 2018 10-K.*

Despite our raising the issue back in 2017, there has been little progress made on location growth – there are 51,000 locations at the end of 2022 compared to 46,000 in 2017. Primo appears to have significant struggles driving organic customer and location growth. We believe that this issue can, and must, be corrected. While these issues have been well understood for years under the current Board's oversight, nothing has materially improved. The operational execution issues linger as the founder and legacy leadership of Primo remain on the new Primo Board.

We Have Serious Concerns About the Board's Oversight of Profitability

Primo is generating subpar returns on invested capital. Primo's management team has used adjusted EBITDA as a key financial metric. We find this interesting given that Eric Rosenfeld, Primo's Lead Independent Director, and a Primo Board member of over 13 years, produced a [music video](#) suggesting that the Company's preferred metric, adjusted EBITDA, has a long list of issues. While we won't be producing our own YouTube videos any time soon, we agree with Mr. Rosenfeld about the weaknesses of this measure as a key financial metric.

In an effort to better understand how Primo's profitability compares with peers, we benchmarked the Company's performance with eight route-based peers. While Primo's preferred metric is adjusted EBITDA, we think, given the high level of capital intensity in the business, a better metric for comparing Primo's performance would be one which takes into account the cost of depreciation. Thus, for our comparison purposes we are using adjusted EBITA for comparing Primo to this peer group.



	PRMW	Peer Average	Casella Waste Systems	Republic Services	Waste Conn.	Waste Mgmt.	Cintas	UniFirst	Rollins
Date TTM #	*12/31/22*		*12/31/22*	*12/31/22*	*12/31/22*	*12/31/22*	*11/30/22*	*11/26/22*	*12/31/22*
Employee count	9,240		3,200	35,000	22,109	49,500	43,000	14,000	17,515
Rev./EE ($k)	$240		$339	$386	$326	$398	$195	$147	$154
Revenue ($m)	$2,215		$1,085	$13,511	$7,212	$19,698	$8,377	$2,057	$2,696
Gross margin %	*43%*	*41%*	*33%*	*39%*	*40%*	*38%*	*49%*	*34%*	*51%*
PRMW is 3% favorable									
G&A ($m)	$579		$133	$1,454	$697	$1,938	$2,198	$464	$803
G&A %	*26%*	*17%*	*12%*	*11%*	*10%*	*10%*	*26%*	*23%*	*30%*
PRMW is 9% unfavorable									
Depreciation ($m)	$178		$110	$1,352	$763	$1,909	$230	$109	$36
Depreciation %	*8%*	*7%*	*10%*	*10%*	*11%*	*10%*	*3%*	*5%*	*1%*
EBITA ($m)	$206		$119	$2,500	$1,416	$3,557	$1,697	$133	$549
EBITA%	*9%*	*16%*	*11%*	*19%*	*20%*	*18%*	*20%*	*6%*	*20%*
PRMW is 7% unfavorable									
EBITAR ($m)	$262		$137	$2,653	$1,458	$3,740	$1,772	$155	$647
EBITAR%	*12%*	*18%*	*13%*	*20%*	*20%*	*19%*	*21%*	*8%*	*24%*
PRMW is 6% unfavorable									

Source: SEC Filings, Legion Partners' Estimates.
Note: Legion Partners adjusted PRMW calculations by removing 85% of Depreciation & Amortization ("D&A") from Cost of Sales ("COS"), and removing 15% of D&A from SG&A. Legion Partners also removed $537 million of Shipping & Handling expenses recorded in SG&A and added it to COS. These adjustments were required to make PRMW results compared to peers in the above analysis.

Our benchmarking analysis suggests that Primo is a poor performer with an adjusted EBITA margin of 9% vs. the route-based peers at an average adjusted EBITA margin of 16%. Our peer benchmarking points to a need for significant effort focused on improving gross margins and significantly reducing SG&A expenses. Primo's management team regularly mentions "efficiency" on investor conference calls, but clearly lags in these important areas. We believe it is time to drive efficiency to improve financial returns, but it would take a substantially improved Board and performance-oriented culture to achieve this objective.

We Believe the Board's Oversight of Capital Spending Needs Significant Improvement

As we have highlighted in this letter, Primo's financial returns are poor and its margins, when depreciation is taken into account, are woefully behind Primo's route-based peers. One reason for this may be the Company's substantial capital expenditures. For 2022, capital expenditures totaled $208 million, or 9.4% of revenue. This is significantly higher than the $123 million per year (2021-2025) of capital spending that Primo's management team promised investors in August 2020 (5.4% of the average revenue forecasted at the time over the time period). Subsequently, in November 2021, management increased the guidance for annual capital spending as a percentage of revenues to 7%, and indicated they would need an incremental $50 million per year for three years to fund investments covering five areas:

- Drive digital growth;
- Dispenser growth through innovation;
- Build a more efficient delivery & service fleet;
- Invest in efficient water production lines to reduce water use and increase productivity; and
- Drive growth in Primo Fresh (a new untested kiosk) and new filtration innovations like BIBO.

During our subsequent calls with management, we've asked about the significant increases in capital spending. Frustratingly, they have no good answer for why the base level spending increased so dramatically from August 2020 to November 2021. When we inquired about the investment and return



hurdles for each of the projects associated with the $50 million incremental spending, we received no response.

Management has placed some kiosks for Primo Fresh in the field both in North America and Europe as an initial test. We asked about the location of the units so that we could visit them, but Primo's management has thus far failed to disclose them to us, which seems to follow a troubling pattern of opacity with shareholders.

<u>**We Believe the Board Lacks Sufficient Alignment with Shareholders**</u>

We believe that the Board's failure to create value for Primo's shareholders is in part attributable to its lack of "skin in the game" for the Company's directors and management. It is easy to rubberstamp one failed acquisition or growth strategy after the other, sign off on large capital expenditures and approve excessive operating expenses when you have no material exposure to the Company's share price. We analyzed purchases and sales of Primo stock by members of the Board since November 4, 2021, the day Primo's management first released their long-range positive outlook for 2024, stating that EBITDA would be over $500 million. Management followed up on this outlook with a full Investor Day on November 17, 2021, and discussed for the first time the 12% ROIC target for fiscal 2024.

Since November 4, 2021, the Board members have, in total, been net sellers of stock totaling over $5.7 million in total proceeds. We believe this speaks volumes, demonstrating a lack of conviction and confidence in Primo and its long-range plan and leaving the Board woefully misaligned with shareholders.

<u>**Our Nominees Have Extensive Experience in Water Delivery, Beverage Operations, Marketing, Diversity Equity and Inclusion, Capital Allocation and Strategic Planning and Are Well Positioned to Create Significant, Long-Term Shareholder Value**</u>

Legion Partners spent significant time and energy recruiting a slate that has the experience and qualifications required to ignite a major improvement in the Board oversight of Primo. Legion Partners' highly-qualified, independent nominees will bring substantial and complementary skills in areas that include water delivery, beverage operations, marketing, diversity equity and inclusion, capital allocation and strategic planning.

Our accomplished nominees include:

- **Henrik Jelert** – Former President & CEO of ReadyRefresh® USA ("ReadyRefresh"), Blue Triton Brands and previously he was Executive VP, ReadyRefresh, Nestlé Waters North America. Jelert is a global, customer-centric and strategic operational executive with substantial experience in business transformation and omnichannel experience.

- **Lori Tauber Marcus** - Founder of Courtyard Connections, LLC, an advisory firm focused on marketing and leadership in consumer goods, retail, foodservices and consumer technology, and previously she was a senior marketing executive at beverage companies, including PepsiCo and Keurig Green Mountain.

- **Derek R. Lewis** – Former President of PepsiCo Multicultural Organization, PepsiCo Beverages North America. Lewis is a seasoned beverage operational executive and leading expert in diversity and inclusion initiatives.

- **Timothy "Tim" Hasara** – Founder, Managing Partner, and Chief Investment Officer for Sinnet Capital. Hasara is a leading capital markets expert with a proven track record and possesses valuable experience in corporate governance.



Legion Partners believes that Primo has tremendous *potential* to thrive as a leader in hydration, however, we feel strongly that substantial change to the Board is required to put the Company on a path to value creation for all shareholders and stakeholders. We look forward to communicating with our fellow shareholders over the upcoming weeks.

Sincerely,

Chris Kiper   Ted White

***

LEGION PARTNERS' FOUR NOMINEES

Henrik Jelert, age 58, is a global, customer-centric and strategic operational executive with substantial experience in business transformation and omnichannel experience, who led sustainable and significant growth and profitability expansion at Nestlé Waters.
- Mr. Jelert served as President & CEO of ReadyRefresh, Blue Triton Brands, Inc. from 2021 to 2022, after he helped lead a successful sale of Nestlé Waters North America ("NWNA") to One Rock Capital Partners and Metropoulos & Co. in 2021 in a $4.3 billion deal that rebranded the company as Blue Triton Brands, Inc. He directly led the sale of ReadyRefresh part of the sale, and its integration into the new PE organization.
- Prior to the sale, Mr. Jelert served as Executive VP of ReadyRefresh, NWNA from 2015 to 2021.
- In his roles leading ReadyRefresh, Mr. Jelert was responsible for growing the Direct-to-Consumer beverage delivery service that offers a diverse product portfolio directly to homes and businesses across the US, and led the transformation of Direct-to-Consumer business scale-up to become the #1 beverage delivery service in the US.
- Mr. Jelert led ReadyRefresh to achieve business Carbon Neutrality in 2020, marking the first Nestlé business globally to achieve the status. He also drove diversity and inclusivity as executive sponsor and ally of the Black Employee Association, #PrideAndDiversity.
- Mr. Jelert joined Nestlé in 2003 and held roles including Managing Director and General Manager spanning Western, Central and Eastern Europe. He was Regional Business Head for the Nestlé Waters Direct European Home and Office delivery business from 2008 to 2014 prior to joining NWNA in 2015. In 2014, he led the successful sale of Home and Office Delivery business in Europe to Eden Springs Group, which was subsequently acquired by Cott Corporation (now Primo Water).
- Mr. Jelert holds a BS in Financial Management and a Bachelor of Commerce in Business Administration, both from The Copenhagen Business School.

Lori Tauber Marcus, age 60, is an experienced board director, executive coach and Chief Marketing Officer with over 35 years of experience in consumer-facing industries focused on beverages.
- Ms. Marcus is the founder of Courtyard Connections, LLC, an advisory firm focused on marketing and leadership in consumer goods, retail, foodservice and consumer technology.
- Ms. Marcus spent the majority of her career with PepsiCo, Inc. ("PepsiCo") from 1987 to 2011 in marketing & general management positions of increasing responsibility, culminating in her appointment as Senior Vice President, Marketing Activation for PepsiCo Beverages North America.
- After PepsiCo, she served as SVP, CMO of The Children's Place, Inc., EVP, Chief Global Brand & Product Officer at Keurig Green Mountain, Inc., prior to its merger with Dr Pepper Snapple Group and Interim Global CMO, Peloton Interactive, Inc., prior to its initial public offering. Ms. Marcus also has significant board experience in public, private and not-for-profit companies. She presently sits



- on the boards of Fresh Del Monte Produce, Inc. and 24-Hour Fitness, Inc. She was formerly a board director at Phunware, Inc. from 2018 to 2011.
- Ms. Marcus previously served on the boards of privately-held companies, including Golub Corporation, DNA Diagnostics Center and Talalay Global. She is also a long-time board member of the Multiple Myeloma Research Foundation and serves as a board director for SHARE, a women's cancer support organization.
- Ms. Marcus served for several years as the leader of the direct-to-patient workstream at Harvard Business School's Kraft Precision Medicine Accelerator. From 2017 to 2020, Ms. Marcus worked with the Harvard Business School's Kraft Precision Medicine Accelerator as Chair of Direct to Patient Initiative.
- In addition to her board work, Ms. Marcus serves as an executive coach with Crenshaw Associates in NYC, where she coaches Fortune 500 C-suite and high potential executives.
- Ms. Marcus earned her BS from the Wharton School of Business at the University of Pennsylvania.

Derek R. Lewis, age 56, is a seasoned beverage operational executive and a leading expert in diversity and inclusion initiatives.

- Mr. Lewis retired in 2023 after working for 35 years at PepsiCo. He held numerous leadership positions across the organization, including South Division president, senior vice president and general manager of field operations, and a role as vice president, consumer and category insights.
- From 2022 to 2023, Mr. Lewis served as President of PepsiCo Multicultural Organization, PepsiCo Beverages North America.
- As the first president of the PepsiCo Multicultural Organization, Mr. Lewis was responsible for accelerating retailer business development in multicultural communities, expanding existing successful programming, including Pepsi Dig In and the Black Restaurant Accelerator Program, all aimed at supporting Black and Hispanic communities and leveraging the scale of PepsiCo to drive investment in and support of diverse suppliers and partners.
- The equity focus of the Multicultural Organization included rebranding and national expansion of the successful Pepsi Stronger Together community engagement program, and elevating PepsiCo's efforts to be an employer of choice for diverse cohorts and supporting the company's employee resource groups to build a unified company that celebrates and thrives on the diversity of each employee.
- Outside PepsiCo, Mr. Lewis served on the board of the American Beverage Association.
- Mr. Lewis currently serves on the board of YMCA of Central Florida, and the Orlando Magic Youth Foundation. He also serves on the board of trustees for Hampton University. In addition, he is a member of the Executive Leadership Council, National Black MBA Association and Kappa Alpha Psi Fraternity, Inc.
- Mr. Lewis holds a BS in Business Management from Hampton University and an MBA in Management from Xavier University.

Timothy "Tim" Hasara, age 59, is a capital markets expert with a proven investment track record who also possesses valuable experience in corporate governance.

- Mr. Hasara is the Founder, Managing Partner, and Chief Investment Officer of Sinnet Capital Management, LLC ("Sinnet Capital"), a Microcap value fund, since 2021.
- Prior to Sinnet Capital, Mr. Hasara spent 27 years at Kennedy Capital Management, Inc. ("KCM") where he managed an Institutional Microcap Fund with over $1 billion in assets.
- Mr. Hasara began his investment career at KCM in 1994 as an analyst and was promoted to Portfolio Manager in 1995 of a Small Cap Value fund with several hundred million in assets. He began working on a new flagship microcap fund in 2004 and grew it from $25 million to over $1 billion in 2021.
- Mr. Hasara has served as Independent Director on the board of United States Antimony Corp. since 2022.
- Additionally, Mr. Hasara serves as Treasurer and Executive Board member of St. Patrick's Center, a large non for profit serving the homeless in St. Louis. Mr. Hasara has a bachelor's degree in Business Administration from the University of Notre Dame and a master's degree in Management from Johns Hopkins University.